SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-25629

GRAND TOYS INTERNATIONAL LIMITED
(Exact name of registrant as specified in its charter)

Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road,Tsimshatsui East
Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

On July 23, 2007, Grand Toys International Limited. issued a press release announcing that, as a result of the Company’s failure to file its Annual Report on Form 20-F, it received a Nasdaq Staff Determination on July 19, 2007 stating that it is not in compliance with the requirements for continued listing on Nasdaq . A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2007

Grand Toys International Limited

By:	/s/ David J. Fremed
David J. Fremed Chief Financial Officer

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EXHIBITS

Exhibit	Description of Exhibit

99.1	Press Release dated July 23, 2007

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